UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Global Investor Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

761308105
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	761308105
1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Secure Acquisition Financial Entity, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
	6. Shared Voting Power	15,600,000
	7. Sole Dispositive Power
	8. Shared Dispositive Power	15,600,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person		See 6 and 8 above.
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		☐
11. Percent of Class Represented by Amount in Row 9		5.9%
12. Type of Reporting Person (See Instructions) PN

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Safe Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
	6. Shared Voting Power	15,600,000
	7. Sole Dispositive Power
	8. Shared Dispositive Power	15,600,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person		See 6 and 8 above.
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		☐
11. Percent of Class Represented by Amount in Row 9		5.9%
12. Type of Reporting Person (See Instructions) IA

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Annette Raynor
2. Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
	6. Shared Voting Power	15,600,000
	7. Sole Dispositive Power
	8. Shared Dispositive Power	15,600,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person		See 6 and 8 above.
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		☐
11. Percent of Class Represented by Amount in Row 9		5.9%
12. Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer:

Global Investor Services, Inc.

(b) Address of Issuer’s Principal Executive Offices:

110 William Street, 22nd Floor
New York, NY  10038

Item 2.

(a) Name of Persons Filing:
(b) Address of Principal Business Office or, if none, Residence:
(c) Citizenship:

Secure Acquisition Financial Entity, L.P.
281 Highway 34, Suite 204B
Colts Neck, NJ  07722
A New Jersey limited partnership

S.A.F.E. Management, LLC
281 Highway 34, Suite 204B
Colts Neck, NJ  07722
A New Jersey limited liability company

Annette Raynor
c/o S.A.F.E. Management, LLC
281 Highway 34, Suite 204B
Colts Neck, NJ  07722
U.S. citizen

This statement relates to the securities directly owned by Secure Acquisition Financial Entity, L.P.  Neither S.A.F.E. Management, LLC nor Annette Raynor owns any securities of Global Investor Services, Inc.  S.A.F.E. Management, LLC is the general partner of Secure Acquisition Financial Entity, L.P. and has investment discretion over portfolio investments, including the Common Stock of Global Investor Services, Inc., held by Secure Acquisition Financial Entity, L.P.  Annette Raynor is the managing member of S.A.F.E. Management, LLC and may be deemed, by virtue of her position as managing member, to have power to direct the vote and disposition of the Common Stock of Global Investor Services, Inc. held by Secure Acquisition Financial Entity, L.P.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

761308105

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check  whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned:    15,600,000

(b)    Percent of class:           5.9%

(c)    Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

15,600,000

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

15,600,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following .  Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Limited partners of Secure Acquisition Financial Entity, L.P. indirectly participate in the receipt of dividends, if any, and proceeds from the sale of Common Stock of Global Investor Services, Inc. held for the account of Secure Acquisition Financial Entity, L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 2 in lieu of an Exhibit.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The next page is the signature page.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2009

Secure Acquisition Financial Entity, L.P.

By:	S.A.F.E. Management, LLC,
its General Partner

By:	/s/ Annette Raynor
Name:	Annette Raynor
Title:	Managing Member

S.A.F.E. Management, LLC,

By:	/s/ Annette Raynor
Name:	Annette Raynor
Title:	Managing Member

Annette Raynor

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  January 19, 2009

Secure Acquisition Financial Entity, L.P.

By:	S.A.F.E. Management, LLC,
its General Partner

By:	/s/ Annette Raynor
Name:	Annette Raynor
Title:	Managing Member

S.A.F.E. Management, LLC,

By:	/s/ Annette Raynor
Name:	Annette Raynor
Title:	Managing Member

Annette Raynor